**FOURTH AMENDMENT TO THE
THIRD AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF LIBERTY ELECTRIC POWER, LLC**

This Fourth Amendment to the Third Amended and Restated Limited Liability Company Operating Agreement (this "Amendment") of Liberty Electric Power, LLC, a Delaware limited liability company (the "Company"), is entered into effective as of December 30, 2015 (the "Effective Date"), by Dynegy Resources Holdco I, LLC, a Delaware limited liability company ("Dynegy Holdco"), in its capacity as the sole member of the Company.

WHEREAS, the Company entered into that certain Third Amended and Restated Limited Liability Company Operating Agreement dated April 1, 2015, as amended (the "LLC Agreement");

WHEREAS, immediately prior to the First Distribution (as defined below), Dynegy Resources Generating Holdco, LLC, a Delaware limited liability company and wholly-owned subsidiary of Dynegy Holdco ("Dynegy Generating"), was the sole member of the Company;

WHEREAS, pursuant to the First Distribution, as defined in that certain Distribution Agreement, dated as of the date hereof, by and among EquiPower Resources Corp., a Delaware corporation, Dynegy Generating and Dynegy Holdco, Dynegy Generating distributed all of the issued and outstanding membership interests of the Company to Dynegy Holdco; and

WHEREAS, following the First Distribution, Dynegy Holdco is the sole member of the Company and in such capacity desires to amend the LLC Agreement to reflect the current ownership of the Company.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Dynegy Holdco, as the sole member of the Company, agrees as follows:

1. Amendment. The LLC Agreement shall be amended effective as of the Effective Date in the manner provided in this Section 1.

(a) Each reference to "Dynegy Resources Generating Holdco, LLC" in the LLC Agreement is hereby deleted in its entirety and replaced with "Dynegy Resources Holdco I, LLC".

(b) Schedule B is hereby replaced with the Schedule B attached hereto.

2. Miscellaneous.

(a) Ratification and Confirmation. Except as expressly amended by this Amendment, all other terms and provisions of the LLC Agreement shall remain in full force and effect.

(b) Governing Law. This Amendment shall be construed in accordance with, and governed by, the laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(c) Headings. The descriptive headings of the several sections of this Agreement are inserted for convenience only and shall not have any significance in the interpretation of this Amendment.

(d) Entire Agreement. This Amendment and the documents referred to herein set forth the entire understanding and agreement of the parties hereto regarding the subject matter hereof and supersede and replace all prior and contemporaneous oral and written agreements of the parties hereto with respect to the subject matter hereof.

[*Signature Page Follows*]

This Amendment was adopted effective as of the Effective Date first written above.

DYNEGY RESOURCES HOLDCO I, LLC

By: ______________________

Name: Heidi D. Lewis

Title: Vice President, Group General Counsel, Assistant Secretary

SCHEDULE B

Member

Name	Mailing Address
Dynegy Resources Holdco I, LLC	601 Travis Street, Suite 1400 Houston, Texas 77002